January 27, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

FILED VIA EDGAR

Dear Mr. Owings:

The Empire District Electric Company (the “Company”) has received your letter dated December 31, 2009 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed March 6, 2009 (the “Proxy Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Proxy Statement and in its other filings under the securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 10-K and Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Earnings, Page 33

1.              We note the non-GAAP presentation that reconciles your basic earnings per share between 2007 and 2008 on page 33 of your Form 10-K and similar disclosures in your subsequently filed Forms 8-K dated February 6, 2009, April 23, 2009, July 24, 2009 and October 23, 2009.  With a view toward enhancing your disclosures, we believe you should provide additional disclosures with respect to the following areas pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

We also refer you to guidance under Item 10(e)(1)(i)(C) and (D) of Regulation S-K.  Please confirm to us that you will provide these disclosures in future filings.

Response

In future filings we intend to revise the section regarding Non-GAAP earnings to read substantially as follows:

The economic substance behind our Non-GAAP earnings per share (EPS) measure is to present the after tax impact of significant items and components of the statement of operations on a per share basis before the impact of additional stock issuances.

We believe this presentation is useful to investors because the statement of operations does not readily show the EPS impact of the various components, including the effect of new stock issuances. This could limit the readers’ understanding of the reasons for the EPS change from previous years.

This information is useful to management, and we believe this information is useful to investors, to better understand the reasons for the fluctuation in EPS between the prior and current years on a per share basis.

This reconciliation may not be comparable to other companies or more useful than the GAAP presentation included in the statements of operations.  We also note that this presentation does not purport to be an alternative to earnings per share determined in accordance with GAAP as a measure of operating performance or any other measure of financial performance presented in accordance with GAAP.  Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone.

Liquidity and Capital Resources, page 54

2.              We note your disclosure that you “intend to issue equity and long-term debt in the near future to repay all or a portion of your short-term debt and to provide liquidity to fund your ongoing construction program and operations.”  Please note that Instruction 5 to Item 303(a) of Regulation S-K provides guidance for the discussion regarding your short and long-term sources of and needs for capital.  We note from Codified FRC 501.03.a that generally, short-term liquidity covers cash needs up to twelve months into the future.  Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your cash needs for the next twelve months and tell us what consideration you gave in providing such disclosure in your filings.

Response

Consistent with our disclosures included in the Form 10-K and our 2009 Quarterly Reports on Form 10-Q we confirm that cash flows provided by operating activities will not be sufficient to meet our cash needs for the next twelve months due to the significant funding requirements of current capital projects. As indicated in the Capital Requirements and Investing Activities section of the Form 10-K, we estimated internally generated funds would provide approximately 40% of the funds required in 2009 for our budgeted capital expenditures. Therefore, we disclosed that we intended to issue equity and long-term debt to cover this shortfall.

In future filings, we will revise our discussion of liquidity to clearly explain whether our cash flows provided by operating activities are expected to be sufficient to meet our cash needs for the next twelve months.  Specifically, we intend to include disclosure in our next Annual Report on Form 10-K substantially as follows:

We estimate that internally generated funds will provide only a portion of the funds required in 2010 for our budgeted capital expenditures (as discussed in the Capital Requirements and Investing Activities section).  We will continue to utilize short-term debt as needed to support normal operations or other temporary requirements for the next twelve months.  In addition, we will utilize our equity distribution program to provide additional funds.  Both equity and long-term debt will be utilized as needed to repay all or a portion of our short-term debt and to provide additional liquidity to fund our ongoing construction program and operations.

3.              We note your operating cash flows discussion is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  Your approach does not appear to help investors better understand the variability of your cash flows.  When preparing the discussion and analysis of your cash flows, you should address the material changes and the underlying drivers behind the changes that affect the cash flows.  As such, please provide a more relevant cash flow discussion in future filings.  Refer to Section IV.B.1 of SEC Release No.33-8350.

Response

In future filings, we will expand our operating cash flows discussion to disclose with greater clarity the underlying drivers behind the changes that affect the cash flows.

Critical Accounting Policies

Goodwill, page 66

4.              We note the critical accounting policy and the related footnote disclosures regarding your goodwill valuation.  These disclosures should provide investors with transparent information as well as management’s insights and assumptions with regard to the recoverability of goodwill.  In this regard, we note your conclusion that your goodwill was not impaired as of November 30, 2008; however, we also note your disclosures that “[w]hile management believes the assumptions utilized in our analysis were reasonable, significant adverse developments in the gas segment in future periods or changes in the assumptions could negatively impact goodwill impairment considerations…”.  In this regard, please address the following comments.

•                  We note all of your goodwill relates to your 2006 Missouri Gas acquisition.  We presume you recorded the entire amount within the gas reportable segment.  If so, please clearly indicate this fact in your disclosure and identify the reporting unit(s) for the purpose of goodwill impairment testing.

•                  We note your disclosures in the third quarter Form 10-Q that the fair value of the gas segment was 10-15% higher than its carrying value as of November 30, 2008 and that it did not fail the step one test as of September 30, 2009.  In that regard, please explain to us, and provide more detail in your disclosures, regarding the degree of uncertainty associated with your key assumptions in failing the step one test in the future.

•                  In addition, in light of the third quarter operating results discussion that the demand for gas was softening and there was a significant industrial customer loss in 2009, tell us and disclose how you expect these significant events and circumstances or other potential events and/or changes in circumstances that could reasonably negatively affect the key assumptions used in determining fair value.

Response

In future filings we will clearly indicate that all of our goodwill relates to our 2006 Missouri Gas acquisition, that we recorded the entire amount of such goodwill within our gas segment and that our impairment testing is applied to that segment.

Specifically, in our next Annual Report on Form 10-K we intend to revise the section regarding goodwill to read substantially as shown below. We believe the language in bold explains the degree of uncertainty associated with our key assumptions, describes how significant events and circumstances within the gas segment could affect the key assumptions used in the fair value determination and further explains the effect of the softening of the gas demand.

Goodwill.              As of December 31, 2009, the consolidated balance sheet included $39.5 million of goodwill. All of this goodwill was derived from our gas acquisition and recorded in our gas segment, which is also the reporting unit for goodwill testing purposes. Accounting guidance requires us to test goodwill for impairment on an annual basis or whenever events or circumstances indicate possible impairment. Absent an indication of fair value from a potential buyer or a similar specific transaction, a combination of the market and income approaches is used to estimate the fair value of goodwill.

We use the market approach which estimates fair value of the gas reporting unit by comparing certain financial metrics to comparable companies. Comparable companies whose securities are actively traded in the public market are judgmentally selected by management based on operational and economic similarities. We utilize EBITDA (earnings before interest, taxes, depreciation, and amortization) multiples of the comparable companies in relation to the EBITDA results of the gas reporting unit to determine an estimate of fair value.

We also utilize a valuation technique under the income approach which estimates the discounted future cash flows of operations. Our procedures include developing a baseline test and performing sensitivity analysis to calculate a reasonable valuation range. The sensitivities are derived from altering those assumptions which are subjective in nature and inherent to a discounted cash flows calculation. Other qualitative factors and comparisons to industry peers are also used to further support the assumptions and ultimately the overall evaluation. A key qualitative assumption considered in our evaluation is the impact of regulation, including rate regulation and cost recovery for the gas reporting unit. Some of the key quantitative assumptions included in our tests involve: regulatory rate design and results; the discount rate; the growth rate; capital spending rates and terminal value calculations. We believe it is unlikely that a change to one of these key assumptions, by itself, would be sufficient to impact the estimated fair value determined in our discounted cash flow calculation enough to result in an impairment charge. However, if significant negative changes occurred to multiple key assumptions, an impairment charge could result. With the exception of the capital spending rate, the key assumptions noted are significantly determined by market factors and significant changes in market factors that impact the gas reporting unit would likely be mitigated by our current and future regulatory rate design to some extent. Other risks and uncertainties affecting these assumptions include:  management’s identification of impairment indicators, changes in business, industry, laws, technology and economic conditions. Actual results for the gas reporting unit indicate a recent decline in gas customer growth and demand, but this was anticipated in our assumptions for purposes of the discounted cash flow calculation. Our forecasts anticipate the customer contraction will minimize in the near future and return to positive customer growth within the next few years.

We weigh the results of the two approaches discussed above in order to estimate the fair value of the gas reporting unit. Our annual test performed as of November 30, 2009 indicated the estimated fair market value of the gas reporting unit to be 10-15% higher than its carrying value at that time. While we believe the assumptions utilized in our analysis were reasonable, significant adverse developments in future periods could negatively impact goodwill impairment considerations, which could adversely impact earnings.

As supplemental information for the Staff, the loss of the significant industrial customer was temporary and not material to the assumptions nor to the impairment testing.

Exhibit 31(a) and (b)

5.              We note that you have used the phrase “annual report” throughout the certificate instead of the word “report” as is required by Item 601(b)(31)(i) of Regulation S-K.  In future filings, please only refer to the “report.”  In addition, in the certificates filed with quarterly reports, please replace the words “quarterly report” with “report” throughout the certificate.

Response

In future filings, we will replace the phrase “annual report” and “quarterly report” with the word “report”.

Definitive Proxy Statement Filed March 6, 2009

4. Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

Annual Cash Incentives, page 13

6.              We note your indication on page 13 that no single performance measure is material to the compensation program overall, however, we also note that the overall amount of cash incentives granted to each named executive officer is not insignificant and, in fact, has increased over the last three fiscal years.  In light of this trend, tell us what consideration you have given to disclosing the quantifiable metrics you outline on pages 13 and 14 or tell us why you continue to believe it is appropriate to omit these amounts.  Refer to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response

We continue to consider whether to disclose the quantifiable metrics included in our compensation program.  Consistent with Question 118.04 of the Commission’s Regulation S-K Compliance and Disclosure Interpretations, we begin our analysis of whether to disclose the metrics by addressing the threshold question of materiality in the context of our executive compensation policies and decisions.  As we disclosed in the Proxy Statement, “No single performance measure is material to the compensation program overall; for example, the average target opportunity associated with a single performance measure in 2008 and 2009 was $7,721 and $7,599, respectively.”  We note that even though the cash incentives have increased over the last three fiscal years, we continue to believe that the individual metrics are not material.  In addition, we believe that to list out each and every specific measure would not be helpful or meaningful to shareholders and would make the disclosure more difficult to understand.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-6595.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ Gregory A. Knapp
Gregory A. Knapp
Chief Financial Officer